March 17, 2006

Mail Stop 4561

Mr. Greg McAdam
President, Secretary and Treasurer
Eagle Ridge Ventures, Inc.
301 West Holly Street, D-15
Bellingham, WA 98225


      Re:	Eagle Ridge Ventures, Inc.
      Registration Statement on Form SB-2
      Filed February 21, 2006
		File No. 333-131972

Dear Sirs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. The cover page states that the initial offering price will be a fixed $.03 per share, an amount that is inconsistent with the statements on pages 7 and 10 that the price will be $.03 per share until such time as the shares are traded on the OTCBB, and then at the market price prevailing on the OTCBB at the time of sale. Please revise to eliminate the inconsistency. In your response letter, tell us how and why Eagle Ridge "set" the offering price and describe its involvement in the pricing process for the securities being offered.
In a secondary offering, we would customarily expect that the sellers of the securities would establish the offering price. Please give appropriate consideration to Eagle Ridge`s participation in the process of establishing the offering price in preparing prospectus disclosure that is responsive to Item 505 of Regulation S-B.
2. In the context of a secondary offering of shares in which the offered shares may not be sold, it does not appear appropriate to provide the table that displays the maximum aggregate proceeds that investors might receive. We note that this table refers to the proceeds in a manner that suggests the proceeds will be received. Additionally, the tabular text that commissions are "not applicable" is inconsistent with the disclosure on page 10 indicating that brokers and dealers may participate in the resales and may receive commissions. Please revise to indicate that the selling shareholders are offering their shares from time to time and that the number of shares sold will vary depending upon future decisions by the selling shareholders.

Inside Cover Page
3. Provide information responsive to paragraph (b) of Item 502 of Regulation S-B. Additionally, condense entries in the table of contents so that the table of contents and the dealer delivery legend will appear on a single page.

Prospectus Summary
4. The specialized vocabulary you provide in the initial paragraph of this section does not appear to be necessary or appropriate. The use of defined terms impairs the accessibility of the text to investors and should be avoided.

Risk Factors, page 5
5. We note that two customers were responsible for 92% of your revenues in the most recent audited financial statement period. Provide an appropriate risk factor alerting potential investors of the extent to which your historical revenue stream relies upon a very small number of customers, as well as the uncertainty as to whether revenues from those principal customers will be received in the future.
6. Please expand the paragraph concerning the risks of relying upon
Mr. McAdam as the sole member of senior management to expressly indicate that he is the sole director. Explain how reliance upon a sole director may be disadvantageous to investors.
7. It appears that Eagle Ridge`s common stock will be a "penny stock" within the meaning of Rule 3a51-1. Provide an appropriate risk factor that alerts investors to the potential risks associated with investments in penny stock. In preparing your response to this comment, please refer to Rules 15g-2 to 15g-9, the potential effects of which should be concisely summarized in the risk factor. The risk factor should be less extensive than the information provided on page
21.

Selling Security Holders, page 7
8. Please confirm, if true, that there are no registered broker-dealers among the selling shareholders. Please also disclose whether there are any affiliates of registered broker-dealers among the selling shareholders and, if so, whether their shares were acquired in the ordinary course of business and whether there were any agreements, directly or indirectly with any person, to distribute the shares at the time they were acquired.

Description of Securities, page 13
Nevada Anti-Takeover Laws, page 14
9. Tell us the basis on which you concluded that the anti-takeover provisions discussed on page 14 "are not likely to apply to [you] in the foreseeable future". In this respect, once effective, the registration statement would allow the selling shareholders to distribute their securities. On what basis do you conclude that the number of Nevada shareholders will remain less than 200, once the resale shares are freely tradable? In your response letter, tell us whether there are other provisions of Nevada law with a material anti-takeover effect.

Description of Business
In General, page 15
10. Your discussion of Freshly Pressed`s business discloses how the company acquires the reclaimed textiles and how it sells them, but there is no discussion of how they are handled between purchase and sale. Does Freshly Pressed store these goods? If so, what are the effects on your operations? What other functions are discharged, such as sorting of reclaimed textiles? Are contractors engaged for the performance of these and other business functions? If not, how are the business functions of the company performed? You indicate that you have no employees, yet you generate revenues from your business activities. Clarify the manner in which this takes place.

Sales of Reclaimed Textiles, page 16
11. Note 7 to the financial statements discloses that there are two customers who accounted for 92% of Eagle Ridge`s revenues. Please expand to disclose the geographic location of these customers and discuss the terms of any agreements, understandings or relationships between Eagle Ridge and each of the principal customers. Discuss whether the loss of either would have a material, negative effect upon Eagle Ridge`s business. If you do not believe that such a negative effect would be experienced, disclose the basis for that belief.

Supply of Reclaimed Textiles, page 16
12. Please supplementally confirm, if true, that no one source supplies more than 10% of Freshly Pressed`s reclaimed textiles.

Certain Relationships and Related Transactions, page 20
13. Please disclose how the value of the outstanding stock of Freshly
Pressed was determined to be $7500 Canadian.
14. Please also disclose how the price of the 6,000,000 shares of Eagle Ridge common stock sold to Mr. Greg McAdam for $0.01 per share on February 4, 2005 was determined.
15. Please also address the business reason(s) for entering into the
Management Services Agreement between Greg McAdams and Freshly Pressed. Provide a materially complete description of the rights and obligations of the related parties under the agreement. Explain how the monthly payment was set and disclose Eagle Ridge`s views concerning how the terms of the management agreement compare to the terms of an alternative arrangement that might have been obtained from a non-affiliated entity.

Financial Statements for the period ended August 31, 2005

Notes to the Financial Statements

Note 2 Significant Accounting Policies

Revenue Recognition and Accounts Receivable, page F-8
16. You do report any inventory as of any balance sheet dated included in your filing. As a result, it is unclear whether you take possession or title to the textiles which are re-sold to third parties. Describe for us, in reasonable detail, your revenue generating process, including the specific processes through which you acquire, handle, sell and ship textiles. As part of your response, explain how you have evaluated the criteria of EITF 99-19.
17. You mention "net" revenues within the accounting policy but do not identify "net" revenues on the face of the statement of operations. Please address this inconsistency.

Note 6 Business Combination, page F-10
18. We note the disclosure indicating that your controlling shareholder was also the controlling shareholder of Freshly Pressed at the time of the acquisition. In view of this, explain why you have reported this transaction as a business combination. See SFAS
141, par. 11.
Financial Statements for the interim period ended November 30, 2005, pages F-12 to F-16

Notes to the Financial Statements

General
19. Provide an accounting footnote which details the components of the accounts payable and accrued liabilities line item disclosed on the face of the statement of operations.

Part II

Item 28.  Undertakings, page 29
20. Item 512(a) of Regulation S-K was recently amended in Release
No.
33-8591. Please revise your undertakings as appropriate.

*********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marc Thomas at (202) 551-3452 or Brad
Skinner,
Chief of Accounting Branch # 2 of the Office of Computer and
Online
Services at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh
Fuller at (202) 551-3853 or me at (202) 551-3462 with any other questions.

      					Sincerely,



      Mark P. Shuman
      Branch Chief - Legal




CC:	Christian I. Cu
	O`Neill Law Group PLLC
	1055 West Georgia Street, Suite 1880
	Vancouver, British Columbia, CANADA V6E 3P3
	Facsimile no. (604) 687-6650

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Greg McAdam
Eagle Ridge Ventures, Inc.
March 17, 2006
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